UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                                (RULE 13D-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 1)*

                                Biomatrix, Inc.
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                               (Name of Issuer)

                        Common Stock, $.0001 par value
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                        (Title of Class of Securities)

                                  09060P-10-2
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                                (CUSIP Number)

             Endre A. Balazs                      Justin P. Morreale, Esq.
             Biomatrix, Inc.                      John J. Concannon III, Esq.
             65 Railroad Avenue                   Bingham Dana LLP
             Ridgefield, NJ 07657                 150 Federal Street
             (201) 945-9550                       Boston, MA 02110
                                                  (617) 951-8000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 7, 1998
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                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                              (Page 1 of 5 Pages)

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060P-10-2                   13D                 Page 1 of 5 Pages

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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Endre A. Balazs
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     Not Applicable.            (A) / /
                                (B) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF where applicable.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)
     Not Applicable.                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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                          7   SOLE VOTING POWER

                              1,996,619 - 17.5% (See Item 5)
                          ----------------------------------------------------
NUMBER OF                 8   SHARED VOTING POWER
SHARES
BENEFICIALLY                  None.
OWNED BY                  ----------------------------------------------------
EACH                      9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                   1,996,619 - 17.5% (See Item 5)
                          ----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              None.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,996,619 - 17.5% (See Item 5)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
     (SEE INSTRUCTIONS)         / /
     Not Applicable.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5% (See Item 5)
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

ITEM 1.   SECURITY AND ISSUER:

     This Statement (this "Schedule 13D") relates to the common stock, $.0001 par value per share ("Common Stock"), of Biomatrix, Inc., a Delaware corporation ("Biomatrix"), the principal executive offices of which are located at 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2.   IDENTITY AND BACKGROUND:

     (a) The name of the person filing this Schedule 13D is Endre A. Balazs (the "Reporting Person").

     (b) The business address of the Reporting Person is c/o Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657.

     (c) The present principal occupation of the Reporting Person is Chief Executive Officer and Chief Scientific Officer of Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     As previously disclosed by Biomatrix and the Reporting Person, on June 30, 1997, the Reporting Person purchased 35,000 shares of Common Stock of Biomatrix in a private purchase for an aggregate consideration of $630,000 paid in cash. Also as previously disclosed, on July 23, 1998, the Reporting Person purchased 100 shares of Common Stock of Biomatrix for an aggregate consideration of $4,912.50 paid in cash.

     On April 27, 1998, the Reporting Person contributed, in aggregate, 200,000 shares of Common Stock of Biomatrix to Dr. Janet L. Denlinger, his wife, as trustee of certain trusts. Again, on December 7, 1998, the Reporting Person contributed an additional 200,000 shares of Common Stock of Biomatrix to Dr. Denlinger, as trustee of certain trusts. Under the terms of the trust agreements, the Reporting Person has no right to control the voting or disposition of any shares held in such trusts. Rather, sole voting and dispositive power with respect to such shares rests with the trustee.

     On April 27, 1998, Dr. Denlinger contributed, in aggregate, 100,000 shares of Common Stock of Biomatrix to the Reporting Person, as trustee of certain trusts. Again, on December 7, 1998, Dr. Denlinger contributed an additional 100,000 shares of Common Stock of Biomatrix to the Reporting Person as trustee of certain trusts. Under the terms of the trust agreements, Dr. Denlinger has no right to control the voting or disposition of any shares held in such trusts. Rather, sole voting and dispositive power with respect to such shares rests with the Reporting Person, as trustee.

ITEM 4.   PURPOSE OF TRANSACTION:

     The Reporting Person (i) acquired the securities of Biomatrix listed above for investment purposes, (ii) contributed the securities of Biomatrix listed above to certain trusts for estate planning purposes, and, (iii) as trustee, acquired the securities of Biomatrix listed above for investment purposes, solely in his capacity as trustee. The Reporting Person has no plans or proposals of the type for which disclosure is required pursuant to this item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     The Reporting Person owns beneficially 1,996,619 shares of Common Stock of Biomatrix, (which number includes 200,000 shares held by the Reporting Person as trustee of certain trusts) representing approximately 17.5% of the outstanding shares of Common Stock of Biomatrix. The Reporting Person has sole power to vote and dispose of such shares.

     The wife of the Reporting Person, Dr. Janet L. Denlinger, owns beneficially 1,360,585 shares of Common Stock of Biomatrix (which number includes options to acquire 9,750 shares of Common Stock of Biomatrix exercisable within 60 days of the date of this Schedule 13D and 400,000 shares held by Dr. Denlinger as trustee of certain trusts) and has unvested options to acquire an additional 5,250 shares of Common Stock of Biomatrix. Such beneficially owned shares represent approximately 12.0% of the outstanding shares of Common Stock of Biomatrix. Dr. Denlinger has sole power to vote and dispose of such shares. The Reporting Person disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended or for any other purpose.

     The Reporting Person engaged in no transaction, other than the transactions disclosed on this Schedule 13D, in the securities of Biomatrix since December 7, 1998 nor during the 60 days prior to the date of this
Schedule 13D. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of Biomatrix reported on this
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 18, 1999
                                                    (Date)


                                                    (Signature)

                                                    /s/ Endre A. Balazs
                                                    Endre A. Balazs